AQUAMER MEDICAL CORP.
8 Algonquian Drive
Natick, Massachusetts 01760

October 8, 2010

Mr. Kevin L. Vaughn

Accounting Branch Chief
Securities and Exchange Commission
Mail Stop 3030
Washington, DC 20549

Re: Aquamer Medical Corp.
Form 10-K for the Year Ended December 31, 2009
Filed April 15, 2010

Amendment 1 to Form 10-Q for the Quarter Ended March 31, 2010
Form 8-K filed on August 20, 2010

File No. 000-52327

Dear Mr. Vaughn:

Aquamer Medical Corp.  (“Aquamer”, the “Company” or “we”) hereby provides for review by the U. S. Securities and Exchange Commission (the “Commission”) responses to comments issued by the staff of the Commission (the “Staff”) contained in your letter dated September 22, 2010 (the “Comment Letter”).

Form 10-K for the Year Ended December 31, 2009

Item 12 — Security Ownership of Certain Beneficial Owners and Management

1.              Your response to prior comment 1 suggests that you believe the trust agreement is the sole factor determining whether a person is a beneficial owner of your shares.  However Rule 13d-3 provides that others may have beneficial ownership if they, directly or indirectly, through any contract arrangement, understanding, relationship or otherwise have or share voting or investment power.  Please ensure that your disclosure fully reflects the definition of beneficial owner Rule 13d-3.

Response:  Attached as Exhibit I attached to this response letter is a true copy of a letter from Mr. Peter Johnson, the trustee or co-trustee of each of the trusts in question, in which he confirms that, except as specified in the trust agreements, there is no contract, arrangement, understanding, or relationship between him and any other person through which such other person has or shares voting or investment power with respect of shares of the Company’s common stock held in such trusts

2.              The penultimate paragraph of your response to prior comment 2 [Part B] suggests that you believe that you need not disclose the natural person beneficial owner of your shares if no single person beneficially owns the shares held in the name of an entity.  However, you must disclose each person who directly or indirectly has or shares beneficial ownership.  Please revise your disclosure accordingly.

Response:  As indicated in the Company’s response to prior comment 2 [Part B] the Company has no knowledge of any person who directly or indirectly has or shares beneficial ownership of the Company shares registered in the name of ThermaFreeze, other than ThermFreeze’s Board of Directors, which to the Company’s knowledge consists of James Bolton, Zachary Joyce and Richard Bolton.

3.              Please reconcile your statement in the last sentence of your response to prior comment 2 [Part B] that ThermaFreeze owns less than 10% of your shares with your disclosure in your Exchange Act reports regarding ThermaFreeze’s ownership.  Otherwise, please address the prior comment regarding Section 16.

Response:  As a result of the issuance of shares in connection with the acquisition of Urban Agricultural Corp. as reported on the Company’s Current Report on Form 8-K, filed on August 20, 2010, ThermaFreeze currently owns less than 10% of the Company’s outstanding shares.  Prior to the issuance of such shares, according to the Company’s records, ThermaFreeze did own more than 10% of the outstanding shares. The Company is not aware that ThermaFreeze has reported its ownership of Company shares pursuant to Section 16 of the Act.

Amendment No. 1 to Form 10-Q for the Quarter Ended March 31, 2010

Note 5 — Asset Acquisition and the Formation of Aquamer Shipping Company

4.              We note your response to prior comments 3 and 4.  Please amend your filing to include the revised disclosures similar to the proposed disclosures included within your responses.

Response:  The Company will amend its Forms 10-Q for the quarters ended March 31, 2010 and June 30, 2010 with revised disclosures similar to the proposed disclosures included within its responses to prior comments 3 and 4.

Item 4T — Controls and Procedures

5.              We note response to prior comments 5.  We note from your second paragraph of your proposed disclosures that includes your officers’ conclusions about the effectiveness of your disclosure controls and procedures that you still do not include the correct definition of disclosure controls and procedures as set forth in Rule 13a-15(e) of the Exchange Act.  While you are not required to include the definition of disclosure controls and procedures in your conclusion, when you do, all of the language that appears following the word “not effective” in your conclusion must be consistent with and not modify the language that appears in the two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e) of the Exchange Act.  Alternatively you may remove that definition in future filings including any amendments.

Response:  The Company will amend its Forms 10-Q for the quarters ended March 31, 2010 and June 30, 2010 as follows:

“Item 4T - Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e)  and 15d-15(e)  under the Securities Exchange Act of 1934) that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosures.  In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

As of the end of the period covered by this report, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2010. This evaluation was accomplished under the supervision and with the participation of our current chief executive officer and principal executive officer and our current chief financial officer and principal accounting officer who concluded that as of the end of the period covered by this report our disclosure controls and procedures are not effective.

As of the date of this report, for the period covered by this report, both the Principle executive officer and principal accounting officers have identified the following material weakness of our internal controls:

•     Reliance upon independent financial reporting consultants for review of critical accounting areas and disclosures and material non-standard transactions.

•     Lack of sufficient accounting staff to ensure timely recording, processing and reporting of financial information necessary to allow timely decisions regarding required disclosures.

•     Lack of sufficient written policies and procedures.

Consequently, we lack sufficient internal technical expertise and procedures to ensure that significant non-routine transactions, accounting estimates, and other adjustments were appropriately reviewed, analyzed and monitored by competent accounting staff on a timely basis.

In order to remedy our existing internal control deficiencies, as soon as our finances permit, we will hire a full-time Chief Financial Officer who will be sufficiently versed in public company accounting to implement appropriate procedures for timely and accurate disclosures.

Because of the inherent limitations in all disclosure control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, will be or have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake.  Additionally, disclosure controls can be circumvented by the individual acts of some persons, by collusion of two or more people and/or by management override of such controls. The design of any system of disclosure controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, disclosure controls and procedures may become inadequate because of changes in conditions, and/or the degree of compliance with the policies and procedures may deteriorate. Also, misstatements due to error or fraud may occur and not be detected.

Changes in Internal Control over Financial Reporting

We have not yet made any changes in our internal control over financial reporting that occurred during the period covered by this report on Form 10-Q that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.”

6.              Further to the above, we note that you refer to Richard Falcone, your chief executive officer, principal executive officer, chief financial officer/principal officer within the second paragraph of your proposed disclosures that includes your officers’ conclusions about the effectiveness of your disclosure controls and procedures.  We further note from your form 8-K filed on August 20, 2010 that Richard Falcone resigned and was replaced on August 16, 2010.  Please revise your filing to include your current principal executive officer and principal financial officers’ conclusions on the effectiveness of your disclosure controls and procedures as of March 31, 2010 and June 30, 2010.  Refer to the guidance in Item 307 of Regulation S-K.

Response:  See above disclosure responsive to comment 5.

7.              We also note from your proposed disclosures related to why management believes that your disclosure controls and procedures were ineffective as of March 31, 2010 and June 30, 2010.  Please revise your filing to disclose if you believe these items outlined within your proposed disclosure constitutes a material weakness.  In this regard, please also revise to disclose the specific steps that the company has taken, if any, to remediate any material weaknesses.

Response:  See above disclosure responsive to comment 5.

8.              We note response to prior comments 6 and that management did not perform an assessment on the effectiveness of your internal controls over financial reporting as of March 31, 2010 and June 30, 2010.  Please amend your filing and your June 30, 2010 Form 10-Q to eliminate this disclosure as outlined in your response.

Response:  See above disclosure responsive to comment 5.

Form 8-K filed on August 20, 2010

9.              We note your disclosures within this filing related to your stock exchange transaction that you entered into with Urban Agriculture Corporation.  Please tell us how you plan on accounting for this transaction.  Cite the accounting literature relied upon and how you applied it to your situation.  Refer to the guidance in Topic 805 of the FASB Accounting Standards Codification.

Response:  The Company will account for the stock exchange with Urban Agriculture Corporation as a business combination, applying the acquisition method as outlined in ASC 805.

As indicated in the Company’s Form 8-K filed on August 20, 2010, on August 16, 2010 the Company entered into a Stock Purchase Agreement (the “Agreement”) with the shareholders of Urban Agriculture Corporation (“UAC”).  The closing took place on August 16, 2010. The Company acquired 100% of the outstanding shares of UAC for 60,000,002 shares of the Company’s Common Stock, representing 34.9% of the outstanding Common Stock after the Closing.   The transaction was negotiated at arms length between Edwin A. Reilly, representing the selling shareholders and the Company’s Board of Directors.

There are no shareholder or shareholder groups that comprise 50% of the voting stock in both parties to the transaction.  Accordingly, the transaction does not qualify for treatment as a transaction between Entities under Common Control.

Total consideration for shares issued to UAC shareholders is $4,380,000.  The Company’s value for the stock at $0.073 per share is based upon several factors, including the number of shares issued pursuant to the Agreement, the limited trading volume of the Company’s common stock, restrictions on the issued common stock’s transferability and recent valuations on the Company’s common stock issued.

The Company acquired a business in UAC pursuant to the guidance in ASC 805-10-55.

The Company is the accounting acquirer pursuant to the guidance in ASC 805-10-25.  The transaction does not qualify for treatment as a reverse merger under ASC 805-10-55.

The acquisition date was August 16, 2010 pursuant to the guidance in ASC 805-10-25.

Pursuant to the guidance in ASC 805-20-25 the Company has recognized the following UAC assets and liabilities. Also outline below is the fair value method used to measure the related assets and liabilities as of the acquisition date.

Item	Description	FV Method
Cash	Currency in Bank	Book Value
Contractual Intangible Assets - License from TerraSphere Systems, LLC	Right to use proprietary, patented technology used in building and operating facilities in Massachusetts to produce herbs and vegetables	Income Approach
Contractual Intangible Assets	Management Employment Contracts	Income Approach

Goodwill
Accounts payable	Vendor liabilities due in the ordinary course of business	Settled at face value (book value)
Accrued Expenses	Payroll liabilities due currently pursuant to employment contracts	Settled at face value (book value) pursuant to contractual obligations
Balance Due on User License	License Fee liabilities due currently pursuant to User License Agreement	Settled at face value (book value) pursuant to contractual obligations
Long Term Debt	Promissory Note from individual 3rd party	Settled at face value (book value)

With respect to UAC’s license agreement with TerraSphere Systems, LLC, the Company applied the income approach.  The assumptions used in the valuation include; a) costs of the initial fee of $1,000,000 plus a 5% royalty on future revenues, b) a useful life of 15 years (consistent with estimated useful life of equipment) and c) a discount rate of 16% (consistent with the Company’s weighted average cost of capital).  Based upon these assumptions, the Company has estimated the value of the license agreement to be $3,354,900.

With respect to certain employment contracts, the Company applied the income approach.  The assumptions used in the valuation include; a) the contractual salary amounts, b) a useful life of 3 years (consistent with each employment contract term), and c) a discount rate of 16% (consistent with the Company’s weighted average cost of capital).  Based upon these assumptions, the Company has estimated the value of the employment contracts to be $875,900.

Based upon the above, the following Balance Sheet results:

	BV @ 8/16/10	ADJ	FN	FV @ 8/16/10
Assets
Cash	75,468		(1)	75,468
Goodwill		1,197,315		1,197,315
Intangible Assets - User License from TerraSphere Systems, LLC	1,000,000	2,354,900	(2)	3,354,900
Intangible Assets — employment contracts		875,900	(2)	875,900
Total Assets	1,075,468	4,428,115		5,503,583

Liabilities and Stockholders Equity
Accounts payable & Accrued Expenses	73,583		(3)	73,583
User License from TerraSphere	750,000		(3)	750,000
Long Term Debt	300,000		(3)	300,000
Total Liabilities	1,123,583			1,123,583

Total Equity	(48,115)	4,428,115		4,380,000
Liabilities and Stockholders Equity	1,075,468	4,428,115		5,503,583

Notes to the acquisition date adjustments:

(1) FV = book value

(2) FV using income approach

(3) FV = Settled at face value pursuant to contractual obligations

Aquamer Medical Corp. acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the responses set forth in this letter please contact me at 508-647-0041 or 617-777-2807.

Regards

/s/ Edwin A. Reilly
Edwin A. Reilly
Chief Executive Officer

Exhibit I

Nixon Peabody LLP

100 Summer Street

Boston, Massachusetts 02110-2131

Telephone: (617) 345-1000

Fax: (617) 345-1300

Peter S. Johnson

Telephone: (617) 345-1021

Fax: (866) 260-1668

Email: pjohnson@nixonpeabody.com

October 4, 2010

Edwin A. Reilly

Aquamer Medical Corp.

8 Algonquian Drive

Natick, MA 01760

Re:	Magliochetti Trust Holdings of Aquamer Medical Corp. (the “Company”) Shares

Dear Mr. Reilly:

In response to your letter dated September 23, 2010, I am writing to confirm that the trust agreement of each of the Frank Magliochetti Irrevocable QTIP Trust, the ORM 2005 Trust, the LAM 2005 Trust and the Patricia Magliochetti 2005 Revocable Trust determines the voting and investment power over the Company’s shares held in the respective trust.  Other than as set forth in the trust agreements, there is no contract, arrangement, understanding or relationship between me and any other person through which such other person has or shares voting or investment power with respect of shares of the Company’s common stock held in such trusts.

Very truly yours,

/s/ PETER S. JOHNSON

Peter Johnson